77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of CMA Tax-Exempt Fund held on September 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

4,110,335,225

155,958,259

108,854,339

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Adviser and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

4,086,515,801  171,125,163

 117,506,859